Filed Pursuant to Rule 424(b)(5)

Registration No. 333-268942

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 30, 2022)

We previously entered into an at-the-market issuance sales agreement (the “ATM Agreement”) with Lake Street Capital Markets, LLC (“Lake Street”) relating to the sale of up to $15,100,000 of shares of our common stock, par value $0.0001 per share (the “Common Stock”), from time to time through Lake Street acting as our sales agent.

As of December 23, 2025, we have sold $9.3 million of our shares of Common Stock under the ATM Agreement pursuant to our prospectus supplement dated June 6, 2025 (the “Prospectus Supplement”). This prospectus supplement should be read in conjunction with the Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement, and any future amendments or supplements thereto.

We have replaced the ATM Agreement with a sales agreement for a new program with Lake Street, and the purpose of this prospectus supplement is to terminate the continuous offering by us under the Prospectus Supplement effective on December 23, 2025. We will not make any further sales of our shares of Common Stock pursuant to the Sales Agreement.

Our common stock is listed on The Nasdaq Capital Market under the symbol “SCWO.” The last reported sale price of our common stock on December 22, 2025, was $0.24 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

December 23, 2025